                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For December 15, 2005

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A

Buenos Aires, December 14, 2005

By:	/s/ Rodolfo Gonzalez
Name: Rodolfo González Title: Chief Financial Officer

TABLE OF CONTENTS

1.	English translation of a letter dated December 14, 2005, filed with the Buenos Aires Stock Exchange, regarding the purchase of $2.3 million, face value, of Mastellone's 8% Senior Notes due 2012

This letter has just been filed to the BASE

Buenos Aires, December 14, 2005

Buenos Aires Stock Exchange

Dear Sirs,

We address you in order to inform that we have repurchased for its cancellation US$2,300,000 (two million, three-hundred thousand, U.S. dollars), face value, of our 8 % Senior Notes, maturing on 2012. As a result of this transaction, we had a gain of approximately Ps.1,104,000 due to the difference between the purchase price and the face value of such Senior Notes, partially compensated with a loss (without any cash impact) of Ps. 1,109,000due to the reduction in the valuation adjustment of such Senior Notes to their net present value, in accordance with the Argentine generally accepted accounting principles.

We kindly ask the withdrawal of the Senior Notes so repurchased and cancelled.

Yours, sincerely

MASTELLONE HERMANOS S.A.
Rodolfo Gonzalez